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SEC FILE NUMBER
CUSIP NUMBER

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For the period ended: June 30, 2010

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I - REGISTRANT INFORMATION

CarePayment Technologies, Inc.

Full Name of Registrant

microHelix, Inc.

Former Name if Applicable

5300 Meadows Road, Suite 400

 Address of Principal Executive Office (Street and Number)

Portland, Oregon 97305

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company is currently responding to comments provided by the staff of the Securities and Exchange Commission to its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010.  The Company's responses to those comments may affect the narrative disclosures and financial statements included in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2010 (the "Current Quarterly Report").  All of the comments likely cannot be resolved by the prescribed due date for the Current Quarterly Report without unreasonable effort or expense.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Patricia J. Brown	503	419-3500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes   ☒   No
The Company voluntarily files reports under the Securities Exchange Act of 1934.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes   ☐   No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to January 1, 2010, the Company had not engaged in any significant business operations since at least the end of September 2007.  Beginning in January 2010, the Company, through its subsidiary, began operating a receivables servicing business with assets it acquired through a series of transactions that closed effective as of December 30 and 31, 2009.  Accordingly, the Company expects to report revenue of approximately $2,839,245 and cost of revenue of approximately $2,241,642 for the six-month period ended June 30, 2010 (the "Current Period") where none were reported for the corresponding period in 2009 (the "Prior Period").  In addition, the Company expects to report significantly more operating expenses for the Current Period, approximately $1,941,851, than the $240,028 reported in the Prior Period, as a result of its operations during the Current Period.  Net loss before income tax of approximately $411,698 for the Current Period is expected to be comparable to net loss before income tax of $436,011 reported for the Prior Period.

Carepayment Technologies, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	8-16-10	By:	/s/ Patricia J. Brown

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within  the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this  chapter).